# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Soluna Holdings, Inc., CIK 0000064463
CUSIP: 583543301
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 325 Washington Avenue Extension, Albany, New York (NY), 12205
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002085233

## Reporting persons
- Generate Strategic Credit Master Fund I-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,345,829; sole dispositive power 0; shared dispositive power 3,345,829; aggregate amount beneficially owned 3,345,829 (9.99% of the class)
- Generate Strategic Credit Fund GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,345,829; sole dispositive power 0; shared dispositive power 3,345,829; aggregate amount beneficially owned 3,345,829 (9.99% of the class)
- GCP Holdings I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,345,829; sole dispositive power 0; shared dispositive power 3,345,829; aggregate amount beneficially owned 3,345,829 (9.99% of the class)
- Generate Capital, PBC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,345,829; sole dispositive power 0; shared dispositive power 3,345,829; aggregate amount beneficially owned 3,345,829 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Soluna Holdings, Inc.
Address of issuer's principal executive offices: 325 Washington Avenue Extension Albany, NY 12205

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities, all of whom are together referred to herein as the "Reporting Persons":

(i) Generate Strategic Credit Master Fund I-B, L.P., a Delaware limited partnership ("Generate Master Fund");

(ii) Generate Strategic Credit Fund GP, L.P., a Delaware limited partnership ("Generate GP");

(iii) GCP Holdings I, LLC, a Delaware limited liability company ("GCP Holdings"); and

(iv) Generate Capital, PBC, a Delaware corporation ("Generate Capital").

Generate Master Fund is the record holder of the shares reported herein. Generate GP is the general partner of Generate Master Fund, GCP Holdings is the general partner of Generate GP and Generate Capital is the sole member of GCP Holdings. As a result of these relationships, each of these entities may be deemed to have or share beneficial ownership of the securities held of record by Generate Master Fund.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.
Address of principal business office or, if none, residence:
The address of each of the Reporting Persons is:

c/o Generate Capital, PBC
560 Davis St., Suite 250
San Francisco, CA 94111
Citizenship: Each of the Reporting Persons is an entity organized in Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4 is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The shares reported herein includes 3,345,829 shares of common stock of the Issuer ("Common Stock") which may be purchased by exercising warrants ("Warrants") of the Issuer held by Generate Master Fund that are presently exercisable.
Percent of class:
The Warrants are subject to a beneficial ownership limitation of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock upon exercise of the Warrants (the "Beneficial Ownership Limitation"). As such, the amount reported herein does not include 654,171 shares of Common Stock, which are subject to the Beneficial Ownership Limitation.

The percentage set forth in Row 11 of the cover page is based on 30,145,958 shares of Common Stock outstanding as of August 8, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025, and 3,345,829 shares of Common Stock issuable upon exercise of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares of Common Stock that would be issued upon exercise of the Warrants.
Sole power to vote or to direct the vote: Each Reporting Person may have been deemed to have had sole power to vote or to direct the vote of 0 shares of Common Stock.
Shared power to vote or to direct the vote: Each Reporting Person may have been deemed to have had shared power to vote or to direct the vote of 3,345,829 shares of Common Stock.
Sole power to dispose or to direct the disposition: Each Reporting Person may have been deemed to have had sole power to dispose or to direct the disposition of 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: Each Reporting Person may have been deemed to have had shared power to dispose or to direct the disposition of 3,345,829 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description

99 Joint Filing Agreement

## Signatures
- Generate Strategic Credit Master Fund I-B, L.P.: /s/ Scott Gosselink, Scott Gosselink/Authorized Signatory (09/18/2025)
- Generate Strategic Credit Fund GP, L.P.: /s/ Scott Gosselink, Scott Gosselink/Authorized Signatory (09/18/2025)
- GCP Holdings I, LLC: /s/ Harsi Thethi, Harsi Thethi/Chief Financial Officer (09/18/2025)
- Generate Capital, PBC: /s/ Harsi Thethi, Harsi Thethi/Chief Financial Officer (09/18/2025)